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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

(Name of Issuer)
Champions Sports, Inc.

(Title of Class of Securities)
Common Stock

(CUSIP Number)
158704304

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Dr. Manuel Hidalgo, 206 East Cross Street, Baltimore, Maryland 21230

(Date of Event which Requires Filing of this Statement)
January 3, 2007

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. .158704304

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Manuel Hidalgo.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). .N/A

6.	Citizenship or Place of Organization
Spain

Number of	7.	Sole Voting Power 2,500,000.
Shares Bene-
ficially by	8.	Shared Voting Power
Owned by Each
Reporting	9.	Sole Dispositive Power 2,500,000
Person With
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...N/A

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share, of Champions Sports, Inc., a Delaware Corporation whose office is located at 2200 Wilson Blvd, Suite 102-316, Arlington, Virginia 22201.

Item 2. Identity and Background

(a)     Reporting Person: Manuel Hidalgo

(b)     Address: 206 East Cross Street, Baltimore, Maryland 21230

(c)     Dr. Hidalgo is a physician and private investor, whose address indicated in Item 2(b)

(d)     Dr. Hidalgo has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Dr. Hidalgo has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship: Spanish

Item 3. Source and Amount of Funds or Other Consideration

Dr. Hidalgo used personal funds to acquire, in a private transaction, 2,500,000 restricted shares of Common Stock of the Issuer for the purchase price of $10,000.

Item 4. Purpose of Transaction

Dr. Hidalgo acquired the Common Stock of the Issuer for investment purposes and has no definitive plan or proposal which may relate to or would result in:

(a)     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the issuer;

(f)     Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)     Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Dr. Hidalgo has beneficial ownership of 2,500,000 shares of Common Stock of the Issuer. He has sole power to vote and sole power to dispose or direct the disposition of these shares. These shares represent 12.3% of the outstanding shares of Common Stock (based in the Issuer’s Form 10QSB filing for the quarterly period ended October 31, 2006). Dr. Hidalgo has not engaged in any transactions in the Common Stock during the past sixty days. No person other than Dr. Hidalgo has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by Dr. Hidalgo.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

No material is required to be filed as an exhibit hereto.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2007
Date

/s/ Manuel Hidalgo
Signature

Dr. Manuel Hidalgo
Name/Title

       The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)